Michele  Vaillant

Partner

T. 973.639.2011

F. 973.297.3826

mvaillant@mccarter.com

McCarter & English, LLP

Four Gateway Center

100 Mulberry Street

Newark, NJ  07102

T. 973.622.4444

F. 973.624.7070

www.mccarter.com

May 7, 2008

VIA EDGAR

United States Securities and Exchange Commission

Office of Emerging Growth Companies

100 F Street, NE - Mail Stop 6010

Washington, D.C. 20549

Attn: Mr. Jeffrey Riedler
Ms. Sonia Barros

Re:	PharmAthene, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 29, 2008
File No. 001-32587

Dear Sir and Madam:

On behalf of PharmAthene, Inc. (the “Company”), we hereby submit the Company’s response to the Staff’s comment contained in the letter, dated May 2, 2008, from Jeffrey Riedler.  For convenience, the comment is set forth below followed by the Company’s response.

Proxy Card

1.  Please provide for a mechanism enabling a noteholder to vote for some nominees for director and vote against other nominees for director.  See Rule 14a-4(b)(2).

The Noteholder Proxy Card has been revised to provide a mechanism enabling a Noteholder to vote for some nominees for director and vote against other nominees for director in accordance with Rule 14a-4(b)(2).  A clean and a marked version of the revised Noteholder Proxy Card are provided together with this letter for consideration.  The Company’s representation letter is also provided.

Please contact the undersigned at 973-639-2011 to discuss any further comments in this regard.  Thank you.

Very truly yours.

/s/ Michele F. Vaillant
Michele F. Vaillant

cc:  David P. Wright, President

         and CEO

PHARMATHENE, INC.

ANNUAL MEETING OF STOCKHOLDERS

Friday, June 13, 2008
10:00 a.m. New York Time

THE BEAR STEARNS COMPANIES, INC.
383 Madison Avenue

New York, NY 10179

8% Convertible Notes issued August 3, 2007

PharmAthene, Inc.
One Park Place, Suite 450
Annapolis, MD 21401	proxy

For The Annual Meeting To Be Held June 13, 2008

The undersigned hereby constitutes and appoints John Pappajohn and David P. Wright, and each of them, attorneys and agents, with full power of substitution, to vote as proxy all 8% Convertible Notes issued August 3, 2007 of PharmAthene, Inc.(the “Company”) standing in the name of the undersigned at the Annual Meeting of Stockholders of the Company to be held at the offices of The Bear Stearns Companies, Inc. located at 383 Madison Avenue, New York, New York 10179 at 10:00 a.m., New York time, on Friday, June 13, 2008, and at any adjournment or postponement thereof, in accordance with the instructions noted below, and with discretionary authority with respect to such other matters as may properly come before such meeting or any adjournment or postponement thereof. Receipt of notice of such meeting and the Proxy Statement therefor dated May   , 2008 is hereby acknowledged.

This Proxy will be voted in accordance with the Noteholder’s specifications hereon. In the absence of any such specification, this Proxy will be voted:

•	“FOR” James H. Cavanaugh, Ph.D., Elizabeth Czerepak and Steven St. Peter as Directors of the Company.

The undersigned hereby revokes any proxies heretofore given and directs said attorneys to act or vote as follows:

1. Election of directors:	01 James H. Cavanaugh, Ph.D.	02 Elizabeth Czerepak	☐	Vote FOR all nominees	☐	Vote WITHHOLD AUTHORITY to vote
	03 Steven St. Peter			listed (except as marked)		for all nominees listed

FOR all nominees listed, except that authority to vote withheld for the following nominee(s): Write the number(s) of the nominee(s) in the box provided to the right.

~~1. Proposal to elect James H. Cavanaugh, Ph.D., Elizabeth Czerepak and Steven St. Peter to the Board of Directors of the Company.~~	~~☐~~	~~For~~ 	~~☐~~	~~Against~~

THIS PROXY IS SOLICITED ON BEHALF OF THE HOLDERS OF THE COMPANY’S 8% CONVERTIBLE NOTES ISSUED AUGUST 3, 2007

SIGN HERE EXACTLY AS NAME(S) APPEAR(S) ON THE CARD

Date

Signature(s)

NOTE: When shares are held by joint tenants, both should sign. When signing as attorney, trustee, administrator, executor, guardian, etc., please indicate your full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in full partnership name by authorized person.

Please complete and date this proxy and return it promptly
in the enclosed postage-prepaid envelope.

PHARMATHENE, INC.

ANNUAL MEETING OF STOCKHOLDERS

Friday, June 13, 2008

10:00 a.m. New York Time

THE BEAR STEARNS COMPANIES, INC.

383 Madison Avenue

New York, NY 10179

8% Convertible Notes issued August 3, 2007

PharmAthene, Inc.
One Park Place, Suite 450
Annapolis, MD 21401	proxy

For The Annual Meeting To Be Held June 13, 2008

The undersigned hereby constitutes and appoints John Pappajohn and David P. Wright, and each of them, attorneys and agents, with full power of substitution, to vote as proxy all 8% Convertible Notes issued August 3, 2007 of PharmAthene, Inc.(the “Company”) standing in the name of the undersigned at the Annual Meeting of Stockholders of the Company to be held at the offices of The Bear Stearns Companies, Inc. located at 383 Madison Avenue, New York, New York 10179 at 10:00 a.m., New York time, on Friday, June 13, 2008, and at any adjournment or postponement thereof, in accordance with the instructions noted below, and with discretionary authority with respect to such other matters as may properly come before such meeting or any adjournment or postponement thereof. Receipt of notice of such meeting and the Proxy Statement therefor dated May     , 2008 is hereby acknowledged.

This Proxy will be voted in accordance with the Noteholder’s specifications hereon. In the absence of any such specification, this Proxy will be voted:

•	“FOR” James H. Cavanaugh, Ph.D., Elizabeth Czerepak and Steven St. Peter as Directors of the Company.

The undersigned hereby revokes any proxies heretofore given and directs said attorneys to act or vote as follows:

1. Election of directors:	01 James H. Cavanaugh, Ph.D. 03 Steven St. Peter	02 Elizabeth Czerepak	☐	Vote FOR all nominees listed (except as marked)	☐	Vote WITHHOLD AUTHORITY to vote for all nominees listed

FOR all nominees listed, except that authority to vote withheld for the following nominee(s): Write the number(s) of the nominee(s) in the box provided to the right.

THIS PROXY IS SOLICITED ON BEHALF OF THE HOLDERS OF THE COMPANY’S 8% CONVERTIBLE NOTES ISSUED AUGUST 3, 2007

SIGN HERE EXACTLY AS NAME(S) APPEAR(S) ON THE CARD

Date

Signature(s)

NOTE: When shares are held by joint tenants, both should sign. When signing as attorney, trustee, administrator, executor, guardian, etc., please indicate your full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in full partnership name by authorized person.

Please complete and date this proxy and return it promptly

in the enclosed postage-prepaid envelope.

PharmAthene, Inc.

One Park Place, Suite 450

Annapolis, Maryland  21401

May 5, 2008

VIA EDGAR

United States Securities and Exchange Commission

Office of Emerging Growth Companies

100 F Street, NE - Mail Stop 6010

Washington, D.C. 20549

Attn:            Mr. Jeffrey Reidler

Ms. Sonia Barros

Re:	PharmAthene, Inc.
Preliminary Proxy Statement
Filed on April 29, 2008
File No. 1-32587

Dear Sir and Madam:

Pursuant to the letter from the Staff, dated May 2, 2008, PharmAthene, Inc. (the “Company”) acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with. respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand and acknowledgement that that the Division of Enforcement has access to all information which we have provided to the Staff of the Division of Corporation Finance in its review of our filing or in response to SEC comments on our filing.

Sincerely,
PharmAthene, Inc.

By:	/s/David P. Wright
David P. Wright
President and Chief Executive Officer